Mercedes-Benz Auto Lease Trust 2024-B
Investor Report

Amounts in USD

Dates

Collection Period No.	8			
Collection Period (from... to)	1-Apr-2025	30-Apr-2025		
Determination Date	13-May-2025			
Record Date	14-May-2025			
Payment Date	15-May-2025			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Apr-2025	15-May-2025	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Apr-2025	15-May-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	184,500,000.00	140,907,715.36	120,238,764.73	20,668,950.63	112.026833	0.651701
Class A-2B Notes	280,000,000.00	213,843,687.29	182,476,174.14	31,367,513.15	112.026833	0.651701
Class A-3 Notes	464,500,000.00	464,500,000.00	464,500,000.00	0.00	0.000000	1.000000
Class A-4 Notes	76,250,000.00	76,250,000.00	76,250,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,283,250,000.00**	**895,501,402.65**	**843,464,938.87**	**52,036,463.78**		
Overcollateralization	166,747,421.25	188,499,664.76	188,499,664.76			
Total Securitization Value	**1,449,997,421.25**	**1,084,001,067.41**	**1,031,964,603.63**			
present value of lease payments	690,822,957.79	462,139,591.67	435,849,672.16			
present value of Base Residual Value	759,174,463.46	621,861,475.74	596,114,931.47			

	Amount	Percentage
Initial Overcollateralization Amount	166,747,421.25	11.50%
Target Overcollateralization Amount	188,499,664.76	13.00%
Current Overcollateralization Amount	188,499,664.76	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	4.570000%	536,623.55	2.908529	21,205,574.18	114.935361
Class A-2B Notes	4.784710%	852,650.02	3.045179	32,220,163.17	115.072011
Class A-3 Notes	4.230000%	1,637,362.50	3.525000	1,637,362.50	3.525000
Class A-4 Notes	4.220000%	268,145.83	3.516667	268,145.83	3.516667
Total		**3,294,781.90**		**$55,331,245.68**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,377,497,550.19**	**1,011,501,196.35**	**959,464,732.57**

Available 2024-B Collections

Lease Payments Received	23,996,020.48
Net Sales Proceeds-early terminations (incl Defaulted Leases)	28,745,446.75
Net Sales Proceeds-scheduled terminations	13,596,883.44
Excess wear and tear included in Net Sales Proceeds	22,294.73
Excess mileage included in Net Sales Proceeds	174,572.83
Subtotal	**66,338,350.67**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	214,898.08
Total Available Collections	**66,553,248.75**

Available Funds ABS Notes

Total Exchange Note Payments	**55,897,026.68**
Reserve Account Draw Amount	0.00
Total Available Funds	**55,897,026.68**

Distribution on the Exchange Note

(1) Total Servicing Fee		903,334.22
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(4.58%)	3,860,562.90
(3) Exchange Note Principal Distributable Amount		52,036,463.78
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		9,752,887.85
Total Distribution		**66,553,248.75**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,294,781.90
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	52,036,463.78
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	565,781.00
Total Distribution	**55,897,026.68**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	903,334.22	903,334.22	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,294,781.90	3,294,781.90	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	536,623.55	536,623.55	0.00
thereof on Class A-2B Notes	852,650.02	852,650.02	0.00
thereof on Class A-3 Notes	1,637,362.50	1,637,362.50	0.00
thereof on Class A-4 Notes	268,145.83	268,145.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,294,781.90	3,294,781.90	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	52,036,463.78	52,036,463.78	0.00
Principal Distribution Amount	52,036,463.78	52,036,463.78	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,624,993.55
Reserve Fund Amount - Beginning Balance	3,624,993.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,924.75
minus Net Investment Earnings	11,924.75
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,624,993.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,924.75
Net Investment Earnings on the Exchange Note	
Collection Account	202,973.33
Investment Earnings for the Collection Period	214,898.08

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,449,997,421.25	29,489
Securitization Value beginning of Collection Period	1,084,001,067.41	22,765
Principal portion of lease payments	14,490,748.40	
Terminations- Early	22,897,957.53	
Terminations- Scheduled	11,637,706.07	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,010,051.78	
Securitization Value end of Collection Period	1,031,964,603.63	21,699

Pool Factor	71.17%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.95%	10.95%
Weighted Average Remaining Term (months)	27.02	22.67
Weighted Average Seasoning (months)	15.14	19.49
Aggregate Base Residual Value	950,319,643.33	717,265,180.39
Cumulative Turn-in Ratio		46.88%
Proportion of base prepayment assumption realized life to date		105.42%
Actual lifetime prepayment speed		0.93%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,025,236,568.15	21,569	99.35%
31-60 Days Delinquent	4,642,530.66	91	0.45%
61-90 Days Delinquent	1,639,109.90	29	0.16%
91-120 Days Delinquent	446,394.92	10	0.04%
Total	1,031,964,603.63	21,699	100.00%

Delinquency Trigger		**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.202%
Delinquency Trigger occurred		No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,847,046.21	36	15,768,776.99	318
Liquidation Proceeds	1,328,741.63		12,359,215.21	
Recoveries	270,197.62		1,409,514.33	
Principal Net Credit Loss / (Gain)	248,106.96		2,000,047.45	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.281%
Prior Collection Period	0.498 %
Second Prior Collection Period	0.397 %
Third Prior Collection Period	0.002 %
Four Month Average	0.295%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.138%

Average Net Credit Loss / (Gain)   6,289.46

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	35,698,669.17	1,030	254,438,091.63	7,472
Sales Proceeds and Other Payments Received	40,380,727.61		289,556,715.39	
Residual Loss / (Gain)	(4,682,058.44)		(35,118,623.76)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(5.311)%
Prior Collection Period	(4.533%)
Second Prior Collection Period	(4.036%)
Third Prior Collection Period	(4.456%)
Four Month Average	(4.584)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (2.422)%

Average Residual Loss / (Gain)   (4,700.03)